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SEC
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NOV 29 2010
Washington, DC
121


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/09** (MM/DD/YY) AND ENDING **09/30/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

EAGLE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

SUMMARY OF CONTENTS



880 Carillon Parkway
St. Petersburg, FL 33716
p: 800.421.4184 | eaglefunds.com

November 24, 2010

Gentlemen:

We, the undersigned, officers of Eagle Fund Distributors, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard J. Rossi and Richard B. Franz II, officers of Eagle Fund Distributors, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2010, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard J. Rossi and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard J. Rossi and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 24th day of November, A.D., 2010.

Notary Public
State of Florida at Large

Notary Public State of Florida
Patricia A Remick
My Commission DD820557
Expires 11/26/2012

My commission expires: 11/26/12



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Eagle Asset Management, Inc.) (the Company) as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2010
Certified Public Accountants

EAGLE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2010

Assets		
Cash and Cash Equivalents	$	4,091,078
Receivables from Affiliates		141,459
Receivables from Affiliated Mutual Funds		1,681,869
Other Receivables		96,162
Deferred Income Taxes		134,993
Property and Equipment, Less Accumulated Depreciation of $17,227		1,184
Prepaid Expenses and Other Assets		23,923
Total Assets	$	6,170,668
Liabilities and Stockholder's Equity		
Accrued Compensation, Commissions and Benefits	$	3,427,232
Income Taxes Payable		134,993
Accrued Expenses and Other Liabilities		9,679
Total Liabilities		3,571,904
Stockholder's Equity:		
Common Stock - $.01 Par Value; Authorized 100 Shares; Issued and Outstanding 100 Shares		1
Additional Paid-in Capital		13,735,656
Accumulated Deficit		(11,136,893)
Total Stockholder's Equity		2,598,764
Total Liabilities and Stockholder's Equity	$	6,170,668

See Accompanying Notes to Financial Statements.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Eagle Fund Distributors, Inc. ("we", "us', "our" and "ours") is a Florida corporation and a wholly-owned subsidiary of Eagle Asset Management, Inc. ("EAM" or the "Parent"). EAM is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF"). We are a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). We serve as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

We conform to our Parent's fiscal year end of September 30th. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the more significant of which are summarized below.

Accounting Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Receivables from Affiliated Mutual Funds

Receivables from Affiliated Mutual Funds include receivables from the Funds for distribution fees and amounts related to Class C share transactions. Distribution fees receivable are amounts due for marketing the Funds. In addition, reimbursement for 12b-1 advances to financial advisors is received through contingent deferred sales charges when Class C shares are liquidated by the shareholder or through 12b-1 fees retained.

Property and Equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is primarily provided for using the straight line method over the estimated useful lives of the assets, which range from two to five years.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Accrued Compensation

Accrued compensation includes commissions payable on mutual funds. The commissions are marketing fees paid to Raymond James & Associates ("RJ&A"), an affiliated company, and unrelated third-party outside broker-dealers.

Income Taxes

Our results of operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition is payable to RJF. Federal and state income taxes are provided, under a tax sharing agreement with RJF, on a pro-rata method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. GAAP recognizes that the final outcome of certain tax positions we may take are uncertain, and provides standards for reflecting these uncertainties in our financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

Stock Compensation

Certain employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock. RJF estimates the fair value of share-based awards on the date of grant and recognizes compensation expense over the vesting term of the awards. Stock-based compensation amounts are allocated by RJF to us. RJF allocates the cost of providing these plans to us based on actual cost per employee. See Note 6 for further information.

NOTE 3 - RELATED PARTY TRANSACTIONS:

We participate with our Parent and affiliates in certain expense sharing agreements. There are no receivables from or payables to affiliates at September 30, 2010, for the related party transactions.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. At September 30, 2010 we had no Aggregate Debit Items and therefore the minimum net capital of $250,000 is applicable.

	September 30, 2010
Net Capital	$ 1,497,245
Less: Required Net Capital	(250,000)
Excess Net Capital	$ 1,247,245

NOTE 5 - FEDERAL AND STATE INCOME TAXES:

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

		September 30, 2010
Deferred Tax Assets:		
State NOL Carryover	$	34,614
Capital Expenditures		25,068
Accelerated Depreciation		30,458
Deferred Compensation		36,244
Accrued Expenses		43,223
Gross Deferred Tax Assets		169,607
Less Valuation Allowance		(34,614)
Total Deferred Tax Assets	$	134,993

We have a deferred tax asset at September 30, 2010. We have net operating loss carryforwards available to reduce state income tax of approximately $53,252, offset by a Federal benefit of ($18,638), available to reduce future taxes, if any. These net operating loss carryforwards expire between fiscal year 2012 and fiscal year 2030. The valuation allowance for the fiscal year ended September 30, 2010 relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance decreased by $5,508 during the fiscal year ended September 30, 2010. No valuation allowance is required on the balance of our deferred tax assets at September 30, 2010 as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group and carryback losses against prior year consolidated taxable income.

We recognized no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2010 for federal tax returns and fiscal year 2006 for state and local tax returns. Certain transactions occurring in fiscal year 2010 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal 2010 IRS audit and state audits in process are expected to be completed in fiscal year 2011.

NOTE 6 - BENEFIT PLANS:

We participate in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to us based on the actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock option plans. The profit sharing plan and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements; these plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Non-qualified plans, available only to certain employees, include a Long-Term Incentive Plan ("LTIP") and restricted stock. LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation requirements. Contributions to the qualified plans, and the LTIP contribution for management, are made in amounts approved annually by RJF's Board of Directors.

Certain employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. Compensation cost is recognized for all stock-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in the 2010 fiscal year:

	September 30, 2010
Dividend Yield	1.81%
Expected Volatility	54.44%
Risk-free Interest Rate	2.57%
Expected Lives	5.0 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's stock option plans, our Parent may grant options to certain employees of ours. The following activity occurred in the 2010 fiscal year:

	September 30, 2010	
	Shares	Weighted Average Grant Date Fair Value ($)
Granted	2,000	$ 10.80
Vested	-	$ -
Forfeited	(1,700)	$ 9.01

Under RJF's restricted stock plans, our Parent may grant restricted shares of RJF common stock to certain employees of ours.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Eagle Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Eagle Asset Management, Inc.) (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit the attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010
Certified Public Accountants

Eagle Fund Distributors, Inc.

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway | St. Petersburg, FL 33716
800-421-4184 | eaglefunds.com